

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 4, 2011

Via Facsimile (212) 451-2222 and U.S. Mail

Ron S. Berenblat, Esq.
Olshan Grundman Frome Rosenzweig & Wolosky LLP
Park Avenue Tower
65 East 55th Street
New York, NY 10022

> **Re:    Pulse Electronics Corporation**
> **Preliminary Proxy Statement on Schedule 14A filed March 25, 2011**
> **Filed by Bel Fuse Inc.**
> **File No. 001-05375**

Dear Mr. Berenblat:

We have reviewed your filing and have the following comments.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response.  If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1.    Please revise so that all participants in this solicitation appear as filers on the cover page of the Schedule 14A.

2.    Please revise the cover page of the proxy statement to clearly mark it as "Preliminary Copy."  Refer to Rule 14a-6(e)(1).

3.    Please ensure that the approximate date on which the proxy statement and form of proxy are first sent or given to security holders appears on the first page of the proxy statement as distinguished from the letter to shareholders.  Please see Item 1(b) of Schedule 14A.

4.  Each statement or assertion of opinion or belief must be clearly characterized as such, and a reasonable factual basis must exist for each such opinion or belief.  Support for opinions or beliefs should be self-evident, disclosed in the proxy statement, or provided to us.  Also, please avoid making statements that attribute motives, directly or indirectly impugn character, integrity or personal reputation or make charges of illegal or immoral conduct without factual foundation.  In this regard, please note that characterizing a statement as a filing person's opinion or belief does not eliminate the need to provide a proper factual foundation for the statement.  We note as certain non-exclusive examples the following statements that must be further supported, require both additional support and recharacterization as statements of belief or opinion, or should otherwise be deleted:

    • the statement that you "believe the current Pulse Board has not acted, is not acting, and will not act, in your best interests" in the shareholder letter and elsewhere;

    • that the Pulse Board has "not given any indication that they will conduct a comprehensive examination of all strategic alternatives" in the shareholder letter;

    • your statements throughout your materials that the Pulse Board has refused to enter into "serious negotiations" or to "seriously engage" with you;

    • your claims regarding the "potential synergies" referenced in the bullet-points starting at the bottom of page 10, including a general itemization illustrating how you determined that improved margins and cost savings would yield more than $15 million annually as disclosed in the third bullet on page 11;

    • your statement on page 11 that Pulse "has a lackluster track record of managing investments"; and

    • the information regarding Pulse's financial performance on page 11.

    Where your basis of support is contained in other documents, please provide us with complete copies of the documents or sufficient pages of information so that we can assess the context of the information upon which you rely.

5.  We note your disclosure in the second paragraph of page 2 and throughout your materials that the persons listed on Schedule I are "deemed" to be participants in your proxy solicitation.  Please revise throughout your filing to clarify that each person referenced is a participant in the solicitation, instead of stating that each person may be deemed a participant.  Refer to Instruction 3 of Schedule 14A.

Background to Solicitation, page 4

6.  We note your reference to the offer of shares of "Class B Common Stock" in the sixth bullet-point on page 7.  Please revise your disclosure to briefly clarify the terms of the

Class B shares and to discuss whether they provide different rights that differ from Bel Fuse's other classes of common stock.

Reasons for Our Solicitation

The Pulse Board has refused to engage, page 9

7.      Please revise your disclosure on page 9 that "the Company has refused to negotiate with us" to reconcile it with your background summary on pages 4 through 8, including the March 23, 2007 offer from Pulse Electronics referenced on page 4.

Proposal No. 2, page 15

8.      Please revise your disclosure to provide the intended terms of office of your nominees as required by Item 401(a) of Regulation S-K.

9.      The last sentence of the second paragraph on page 15 indicates that you are seeking discretionary authority to cumulate votes in the election of directors. Please advise us of the legal basis upon which you are apparently relying to conclude that you do not need to obtain this authority by a solicitation and why the discretionary authority to cumulate votes for director nominees has not been presented as a separate proposal on the form of proxy card. See Rule 14a-4 and Item 6(c)(4) of Regulation 14A.

10.     We note your disclosure in the last paragraph on page 17 that you may introduce substitute or additional nominees. Advise us, with a view towards revised disclosure, whether the participants are required to identify or nominate such substitute nominees in order to comply with any applicable Company advance notice bylaw. In addition, please confirm for us that should the participants lawfully identify or nominate substitute nominees before the meeting, the participants will file an amended proxy statement that (1) identifies the substitute nominees, (2) discloses whether such nominees have consented to being named in the revised proxy statement and to serve if elected and (3) includes the disclosure required by Items 5(b) and 7 of Schedule 14A with respect to such nominees.

Voting and Proxy Procedures, page 20

11.     We note the disclosure in the fourth paragraph on page 20 that there "is no assurance that any of the Company's nominees will serve as directors if [your] Nominees are elected." Please revise to state whether or not the remaining seats are likely to be vacant or filled by the company's nominees. In addition, disclose any plans to fill any such vacancies on the Board. Refer to footnote 76 to Exchange Act Release No. 34-31326 (October 16, 1992).

Solicitation of Proxies, page 23

12.     We note that you may solicit proxies via mail, facsimile, telephone, telegraph, Internet, in person and by advertisements.  Please note that all written soliciting materials, including any e-mails or scripts to be used in soliciting proxies must be filed under the cover of Schedule 14A on the date of first use.  Please confirm your understanding.

Incorporation by Reference, page 25

13.     Please remove the heading "Incorporation by Reference" on page 25, or tell us the information you are incorporating by reference and the specific items of Schedule 14A that permit you to incorporate this information by reference.  Refer to Note D to Schedule 14A.

14.     We note your disclosure that "[a]lthough we do not have any knowledge indicating that any statement made by [the company] herein is untrue, we do not take any responsibility for the accuracy or completeness of statements taken from public documents and records that were not prepared by or on our behalf, or for any failure by the Company to disclose events that may affect the significance or accuracy of such information."  Please revise this statement to remove the implication that Bel Fuse and the other participants are not responsible for the accuracy or completeness of the disclosure contained in the proxy statement.  Once the information is included in the proxy statement, irrespective of the source, the filing parties remain responsible for the accuracy and completeness of the disclosure contained in the proxy statement filing.

15.     We note that your disclosure refers security holders to information that the filing persons are required to provide and will be contained in the Company's proxy statement for the Annual Meeting.  We presume you are relying upon Rule 14a-5(c) to refer to this information.  If so, please note that we believe that reliance upon Rule 14a-5(c) before the Company distributes the information to security holders would be inappropriate.  If you disseminate your proxy statement prior to the distribution of the Company's proxy statement, you must undertake to provide the omitted information to security holders.  Please advise us of your intent in this regard.

Closing Comments

        Please clearly and precisely mark any changes to the preliminary proxy statement as required by Rule 14a-6(h) and Rule 310 of Regulation S-T.  We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require.  Since the participants are in possession of all facts relating to a participant's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from each participant acknowledging that:

- the participant is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the participant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please direct any questions to Louis Rambo at (202) 551-3289 or, in his absence, to me at (202) 551-3266. In the event that the Company believes compliance with any of the above comments is inappropriate, please provide a basis for such belief to us in a letter. Please send all correspondence to us at the following ZIP code: 20549-3628. You also may contact us via facsimile at (202) 772-9203.

Sincerely,

Nicholas P. Panos
Senior Special Counsel
Office of Mergers & Acquisitions